EXHIBIT 10.15
EXECUTIVE EMPLOYMENT AGREEMENT
     This Executive Employment Agreement effective as of June 7, 2007 is between AuthenTec, Inc., a Delaware corporation (the “Company”), and F. Scott Moody (“Player”).
1.	Employment. The Company hereby continues to employ Player and Player hereby accepts continued employment with the Company, upon the terms and conditions hereinafter set forth:
(a)	Position. Player will continue to serve as Chief Executive Officer of the Company, reporting to the Board of Directors of the Company (the “Board”). In such capacity, Player will be ultimately responsible for setting the policies and directions of the Company and will have full strategic planning and profit and loss responsibility for the Company’s world-wide operations, subject to such direction from the Board as is common for public companies. During his service hereunder, Player will at all times provide his full working time and best efforts to the performance of his obligations and duties hereunder; provided, however, that nothing herein contained will be deemed to prevent or limit the right of Player to (i) invest his funds in the capital stock or other securities of any corporation except a competitor in the biometrics industry (other than as permitted in Section 2(c)(iii)(A) hereof) or (ii) serve on the boards of directors or advisory committees of charitable organizations, trade organizations or other companies that are not competitors in the biometrics industry and that are disclosed to the Board. Player shall provide his services at the Company’s corporate headquarters in Melbourne, Florida, subject to an obligation of reasonable travel for business.

(b)	Base Compensation. During the term of his employment hereunder, Player will be paid an annual base salary at the rate of Two Hundred and Eighty Thousand Dollars ($280,000.00) (as adjusted upwards from time to time, “Base Compensation”), payable in accordance with the Company’s normal payroll cycles (but no less frequently than monthly). At least annually, the Board will review and, in its discretion, may increase Player’s Base Compensation.

(c)	Bonus Plan; Annual Bonus. No later than the first Board meeting of each calendar year during the term hereof, the Compensation Committee of the Board shall convey to Player a bonus plan for such fiscal year and each quarter thereof (a “Bonus Plan”). Player’s “Target Bonus Opportunity” under the Bonus Plan, assuming satisfaction of the pre-determined performance standards, will be a minimum of fifty percent (50%) of Base Compensation, but he may earn a higher bonus based on higher performance as determined by the Compensation Committee.

     (i) Following the publication to the Board of the results for each of the first three fiscal quarters in the Company’s fiscal year, the Board shall determine whether Player has achieved the milestones set forth in the Bonus Plan for such quarter (the “Quarterly Milestones”). In the event that Player has achieved the Quarterly Milestones, the Company shall make a payment with respect to an amount up to twelve and one-half percent (12.5%) of the Target Bonus Opportunity (the “Earned Quarterly Bonus”). Any Earned Quarterly Bonus shall be paid to Player not later than five (5) days following the date of the filing of the quarterly report on Form 10-Q related to such quarter.
     (ii) Following the publication to the Board of the results for the fourth fiscal quarter in the Company’s fiscal year and for the completed fiscal year, the Board shall determine whether Player has achieved the milestones set forth in the Bonus Plan for such quarter and year (the “Annual Milestones”). In the event that Player has achieved the Annual Milestones, the Company shall make a payment with respect to an amount up to the Target Bonus Opportunity less the aggregate Earned Quarterly Bonuses (the “Earned Annual Bonus”). Any Earned Annual Bonus shall be paid to Player not later than the earlier of (i) fifteen (15) days following the date of the filing of the annual report on Form 10-K related to such fiscal year or (ii) the March 15 that next follows such fiscal year.
(d)	Other Benefits.
(i)	Insurance and other Benefits. Player shall be entitled to participate in, and shall receive the maximum benefits available under the Company’s insurance programs (including health and life insurance), and any ERISA or other benefit plans, as the same may be adopted and/or amended from time to time, and shall receive all other fringe benefits that are provided by the Company to other senior players; provided that the Company will provide a term life insurance policy covering Player and providing for death benefits to Player’s named beneficiaries in an aggregate amount of at least 3.5 times Player’s Base Compensation.

(ii)	Vacation. Player shall be entitled to an annual vacation of such duration as may be determined by the Board but not less than four weeks per year. Unused vacation shall be accrued (up to the Company’s general policy on accruals) and paid out when Player’s employment ends.

(iii)	Reimbursement of Expenses. The Company shall reimburse Player for all reasonable travel, entertainment and other expenses incurred or paid by Player in connection with or related to the performance of his duties or responsibilities under this Agreement (including reasonable home office equipment, supplies, and communication expenses directly related to Player’s performance of his duties), provided that Player submits to the Company substantiation of such expenses sufficient to satisfy the

Company’s expense reimbursement policies and the record keeping guidelines promulgated from time to time by the Internal Revenue Service.

(iv)	Membership and Service Fees. The Company shall pay the professional legal and financial advisory fees and costs incurred by Player up to $7,500 on an annual basis. The Company will also pay for Player’s annual membership in an airline travel club. The amount of expenses eligible for reimbursement, or in-kind benefits provided, during Player’s taxable year will not affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year. The reimbursement will be made on or before the last day of Player’s taxable year following the taxable year in which the expense was incurred.

(v)	Car Allowance. The Company shall pay a car allowance, the cost of which will be approved by the Board annually, but never to be less than $600 per month, or, if more, the standard allowance for the Company’s senior sales representatives.

(vi)	Parachute Tax Grossup. The Company shall provide the benefits in Annex A hereto, without regard to whether this Agreement has terminated.
2.	Term of Employment; Termination.
(a)	Term. Subject to termination under Section 2(b), the term of Player’s employment under this Agreement shall commence on the day before the effective date of the Company’s registration statement on Form S-1 for the initial public offering of its common stock (“Common Stock”) and terminate three (3) years from the date thereof; provided that this Agreement shall be automatically extended for successive one year terms upon the expiration of the initial or any renewal term unless terminated by the Company or Player upon not less than nine (9) months’ prior written notice to the other party. The Company’s notice of nonrenewal of the term under this Section 2(a) will be a termination Without Cause for purposes of Section 2(b)(ii)(C) of this Agreement, with payments and benefits made thereunder even if after the end of the term.

(b)	Termination; Post-Termination Matters.
(i)	Termination.
(A)	Termination by the Company for Player’s Death or Disability. In the event Player becomes permanently disabled during employment with the Company, the Company may terminate this Agreement by giving thirty (30) days’ notice to Player of its intent to terminate, and unless Player resumes performance of the duties set forth in Section 1(a) within five (5) days of the date of the notice and continues performance for the remainder of the notice period, this Agreement shall terminate at the end of the thirty (30) day period. “Permanently disabled” for the purposes of this Agreement means if Player (I) is unable to work for 120 consecutive days within a one year period not including any period specifically excepted from this provision by the Board, or (II) has a permanent or long-term physical or mental impairment, disease, or loss, or combination thereof, that substantially precludes him from engaging in useful occupations within his competence. For purposes hereof, “permanent” means that the condition is or appears likely to continue to affect Player for the foreseeable future. In the event of any dispute under this Section 2(b)(i)(A), Player shall submit to a physical examination by a licensed physician mutually satisfactory to the Company and Player, the cost of such examination to be paid by the Company, and the determination of such physical shall be determinative.

(B)	Voluntary Termination By Player. Player will give the Company at least thirty (30) days’ prior written notice as to the date of any voluntary termination by Player, specifying therein the date of termination; any failure of Player to provide such timely notice will result in a forfeiture, for the year in which the termination occurs, of any bonus which Player otherwise had accrued as at the date of his voluntary termination, but not of any prior year bonus earned but as then unpaid.

(C)	Termination By the Company For Cause. The Company may terminate Player’s employment hereunder at any time for Cause. The Company will give Player written notice of any termination for Cause, specifying therein in reasonable detail the basis for such termination for Cause and the date of such termination, but may give such written notice at any time.

(D)	Termination By the Company Without Cause. The Company may terminate Player’s employment at any time Without Cause.

(E)	Constructive Termination of Player. Player may terminate his employment upon written notice to the Company of one of the following events, specifying such event in detail within ninety (90) days after they occur (1) Player’s compensation and benefits are materially reduced below those in effect immediately prior to the effective date of such notice, (2) Player’s title and/or role are changed to a title/role outside the title/role of Chief Executive Officer and Chairman of the Board, (3) Player’s removal as or failure to be elected or re-elected to the Board of Directors, (4) the Company’s relocation of its principal offices by more than fifty (50) miles from Melbourne, Florida, or (5) any material breach by the Company of any of its obligations under this Agreement, and the Company shall have not reversed in full such event within thirty (30) days of such notice (a “Constructive Termination Event”), unless prior to such time Player has otherwise agreed in writing.
(ii)	Severance.
(A)	Voluntary Termination by Player or Termination for Cause. If Player’s employment is terminated pursuant to Sections 2(b)(i)(B) or (C), the Company shall pay Player his Base Compensation through his actual day of termination and any amounts earned, accrued or owing to the Player but not yet paid under Section 1(c) and (d) above (collectively with the Base Compensation, the “Accrued Obligations”).

(B)	Disability or Death. If the Company terminates Player’s employment pursuant to Section 2(b)(i)(A), the Company shall pay Player or his heirs the Accrued Obligations and an amount equal to twelve (12) months (not including accrued vacation) of Player’s Base Compensation, payable in accordance with the Company’s payroll practices (except in instances in which the disability would qualify Player for long-term disability benefits). Player and his family or heirs, as applicable, shall receive the benefits provided under Section 2(b)(ii)(C)(III) for the period provided therein as though his employment had ended on a Termination Without Cause.

(C)	Termination Without Cause or Constructive Termination. If the Company terminates Player’s employment Without Cause pursuant to Section 2(b)(i)(D) or Player terminates his employment pursuant to Section 2(b)(i)(E), upon the receipt by the Company of the release from the Player as set forth in Annex B, the Company shall provide Player with the following:
(I)	The Accrued Obligations;

(II)	Payment of an amount equal to 1.5 multiplied by the sum of (A) Player’s then-applicable Base Compensation (or, if greater, Player’s highest Base Compensation during the preceding calendar year) and (B) the greater of (i) the Target Bonus Opportunity projected for the year in which the termination occurs (assuming satisfaction of all Quarterly and Annual Milestones) and (ii) the actual bonus paid for the preceding fiscal year, with payment in a single lump sum within ten (10) days after employment terminates;

(III)	Payment of all costs associated with COBRA health continuation benefits for Player and his family for a period of up to eighteen (18) months, payable monthly following the date of termination of Player’s employment while Player remains eligible for COBRA coverage; and a continuation of any other insurance and fringe benefits described herein for an eighteen (18) month period at Company expense, to the extent such continuation is not prohibited by the terms of an insurance contract or third party agreement (or, if so prohibited, an amount in cash reasonably determined to suffice to permit Player to purchase replacement coverage at comparable levels, grossed up as necessary for any differential tax effect);

(IV)	A pro-rata payment of the amount Player would have received as a bonus payable under the Bonus Plan, then in effect, payable when determined in accordance with the terms of the Bonus Plan and without regard to any continuous employment requirement in the Bonus Plan and on the assumption that all Bonus criteria had been fully achieved for the quarter in which his employment ends and with the pro-ration based on the portion of the fiscal year for which he was employed, reduced by any payments actually received before employment ends with respect to the Quarterly Milestones;

(V)	Subject to Section 2(b)(ii)(d), vesting and exercisability of all outstanding unvested restricted stock, stock options, stock appreciation rights, tandem options, tandem stock appreciation rights, performance shares, performance units, or any other equity compensation held by Player to the extent such vesting or exercisability would have occurred by the eighteen (18) month anniversary of the date of termination, with any options or exercisable awards having or being amended to have a minimum exercise period of one (1) year from the date of termination, subject to any equity plan provisions relating to a change in control or similar event and to the initial ten (10) year term of the awards; provided, further, that, if necessary, such one-year exercise period shall be extended if permitted by Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A” of the “Code”) until the exercise of the options or other exercisable awards would cease to violate any federal or state securities laws (but not beyond the initial ten (10) year term of the awards); and

(VI)	The assignment, at Player’s option, of insurance policies insuring Player, provided that Player shall thereafter be responsible for any premium payments and transfer of any vested funds or other benefits under any of the Company’s ERISA or other benefit plans.
(D)	Change in Control. If a Change in Control occurs while Player is employed, he will receive additional vesting credit with respect to any equity compensation as follows:
(I)	If Player’s employment ends on a termination without Cause or for Constructive Termination under Sections 2(b)(i)(D) or (E) before the six (6) month anniversary of the effective date of a Change in Control, his service for vesting and exercisability purposes with respect to equity compensation shall be increased to equal the service that would have accrued if he had worked until the second anniversary of the Change in Control (such that awards that would have vested or become exercisable within the twenty-four (24) months following the Change in Control shall instead become immediately vested and exercisable and the remainder of any vesting or exercise schedule shall be moved two years earlier). This vesting shall be in lieu of the vesting set forth in Section 2(b)(ii)(C)(V).

(II)	If Player’s employment ends under Sections 2(b)(i)(D) or (E) on or after the six (6) month anniversary of the effective date of a Change in Control but before the twelve (12) month anniversary of a Change in Control, he will receive the acceleration under Section 2(b)(ii)(C)(V) but no additional acceleration under this Section 2(b)(ii)(D).

(III)	If Player remains employed until the twelve (12) month anniversary of the effective date of the Change in Control, upon the date of such anniversary, he will receive credit while serving until such point and credit at that anniversary for an additional twelve (12) months of service with respect to any equity compensation (such that awards that would have vested or become exercisable within the twelve (12) months following the first anniversary shall instead become immediately vested and exercisable and the remainder of any vesting or exercise schedule shall be moved one year earlier), even though his employment is continuing. This additional credit under Section 2(b)(ii)(D)(III) is in addition to and not in replacement of any benefits under Section 2(b)(ii)(C) on a termination Without Cause or a Constructive Termination that may occur after this accelerated vesting.
(iii)	Definitions. As used in this Agreement.
(A)	A “voluntary termination” of employment by Player, means any termination at the will of Player, other than by reason of a Constructive Termination Event.

(B)	“Cause” means a good faith finding by the Board of: (i) Player’s willful refusal to render services to the Company in accordance with his material obligations under this Agreement or other lawful and commercially reasonable directions of the Board; (ii) the commission by Player of an act of fraud or embezzlement against the Company; (iii) Player’s conviction of a felony; (iv) intentional material damage to the tangible or intangible property of the Company by Player; or (v) drug or alcohol abuse materially adversely impacting Player’s ability to perform his duties. Notwithstanding the foregoing, Player may not be terminated for Cause unless and until the Board has given him reasonable written notice of its intended actions and specifically described the alleged events, activities or omissions giving rise thereto and with respect to those events, activities or omissions for which a cure is possible, thirty (30) days to cure such breach; and provided further that for purposes of determining whether any such Cause is present, no act or failure to act by Player shall be considered “willful” if done or omitted to be done by Player in good faith and in the reasonable belief that such act or omission was in the best interest of the Company and/or required by applicable law.

(C)	A termination “Without Cause” means a termination at the will of the Company other than for (i) Cause or (ii) Disability.

(D)	“Change in Control” means
(I)	an acquisition subsequent to the date hereof by any person, entity or group (within the meaning of Section 13(d)(3) or

14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”), of beneficial ownership (within the meaning of Rule 13d-3 issued under the Exchange Act) of at least thirty percent (30%) of either (A) the then outstanding shares of the Company’s Common Stock or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company and (3) any acquisition by an Player benefit plan (or related trust) sponsored or maintained by the Company;

(II)	The date a majority of members of the Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election;

(III)	a merger, consolidation, reorganization or similar corporate transaction, whether or not the Company is the surviving corporation in such transaction, in which outstanding shares of Common Stock are converted into (A) shares of stock of another company, other than a conversion into shares of voting common stock of the successor corporation (or a holding company thereof) representing eighty percent (80%) of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation or (B) other securities (of either the Company or another company) or cash or other property;

(V)	(A) the sale or other disposition of all or substantially all of the assets of the Company or (B) a complete liquidation or dissolution of the Company;
provided that the Change in Control qualifies as such under Section 409A.
(c)	Post-Termination Matters.
(i)	Return of Materials. Upon any termination of Player’s employment, Player will promptly return to the Company all personal property of the

Company and all copies and originals of documents and other tangible impressions, in any medium, containing confidential or proprietary information of the Company.

(ii)	Expenses. The Company will pay to Player all expenses permitted to be reimbursed hereunder within ten (10) days after appropriate documentation has been submitted by Player.

(iii)	Noncompete; Nonsolicitation. During the term hereof and for the period specifically indicated in subsections (A), (B), (C) and (D) below, following termination of Player’s employment for any reason, Player will not, directly or indirectly, on behalf of himself or on behalf of anyone else:
(A)	for a period of twelve (12) months, as an individual proprietor, partner, stockholder, officer, Player, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than five percent (5%) of the total outstanding stock of a publicly-held company), engage in any business activity that directly competes with the kind or type of products or services of developed or being developed, produced, marketed, distributed, planned, furnished or sold by the Company at the time of the Player’s termination of employment with the Company;

(B)	for a period of twelve (12) months, call upon any of the customers of the Company who are such at the time of Player’s termination of employment hereunder, for the purpose of soliciting or providing any product or service the same as that provided by the Company or for the purpose of providing customers to any person or entity conducting a biometric sensors business in direct competition with the business of the Company, as conducted at the date of Player’s termination (a “Competitive Business”); and

(C)	for a period of twelve (12) months, communicate with any of the other Players, consultants or representatives of the Company for the purpose of inducing such Players, consultants or representatives to discontinue their relationship with the Company or to establish a relationship with any Competitive Business, provided that this restriction is not intended to apply to any general solicitation or advertisement for employment that is not specifically directed to Players, consultants or representatives employed or retained by the Company.
(iv)	Reasonableness of Covenants. Player covenants and agrees with the Company that, if Player violates any of his covenants or agreements under

Section 2(c)(iii), the Company will be entitled, subject to any limitations of Florida law, to any injunctive relief or other rights or remedies that the Company is or may be entitled at law or in equity or under this Agreement. In the event that, notwithstanding the foregoing, any part of the covenants set forth in Section 2(c)(iii) are held by a court of competent jurisdiction to be invalid or unenforceable, the remaining parts thereof will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that any provision of Section 2(c)(iii) is held by a court of competent jurisdiction to exceed the restrictions that such court deems reasonable and enforceable, such restrictions will be deemed to become and thereafter be the maximum restrictions that such court deems reasonable and enforceable. Section 2(c)(iii) is intended solely to preclude Player from working in and investing in the biometric sensors industry during the period provided in Section 2(c)(iii).
(d)	No Mitigation; No Offset. If Player’s employment terminates for any reason, Player shall be under no obligation to seek other employment and there shall be no offset against amounts due Player under this Agreement or any other compensatory plan or arrangement applicable to Player on account of any compensation attributable to any subsequent employment or other service providing relationship that he may have or may obtain.
3.	Life Insurance. The Company may, at its election and expense, obtain and maintain a term life insurance policy on the life of Player, with the Company named as beneficiary of such policy.

4.	Proprietary Information and Inventions. Player will execute and deliver such customary confidentiality and invention assignment agreements during the term hereof as the Company requests of its Players. Player represents and warrants to the Company that Player will not use in the course of his employment with Company, any proprietary rights or intellectual property rights that he does not lawfully possess.

5.	Board of Directors. For so long as Player is serving as an employee of the Company hereunder in the role of Chief Executive Officer, Chief Operating Officer or President, the Nominating Committee of the Board shall use its best efforts to nominate Player for election as a member of the Board at the Company’s annual meeting of stockholders.

6.	Indemnification. The Company agrees that if Player is made a party, or is threatened to be made a party or witness, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he is or was a director, officer or Player of the Company or is or was serving at the request of the Company as a director, officer, member, Player or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to Player benefit plans, whether or not the basis of such Proceeding is Player’s alleged action in an official capacity while serving as a director, officer, member, Player or agent, Player shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company’s certificate of incorporation or bylaws or resolutions of the Board, or if greater, by the laws of the State of Delaware, against all costs, expenses, liabilities and losses (including without limitation attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by Player in connection therewith, and such indemnification shall continue as to Player even if he has ceased to be a director, officer, member, Player or agent of the Company or other entity and shall inure to the benefit of Player’s heirs, successors, personal representatives, assigns, executors and administrators. The Company shall advance to Player all reasonable costs and expenses incurred by him in connection with a Proceeding within ten (10) days after receipt by the Company of a written request for such advance. Such request shall include an undertaking by Player to repay the amount of such advance if it shall ultimately be determined that he is not entitled to be indemnified against such costs and expenses. The Company further agrees to establish and maintain a directors and officers’ liability insurance policy covering, without limitation, Player and remaining in place through all applicable statutes of limitations. The rights to indemnification shall survive any termination of this Agreement.

7.	Miscellaneous.
(a)	Governing Law. This Agreement will be subject to and governed by the laws of the State of Florida, without regard to its conflict of laws provisions.

(b)	No Waiver; Amendment. Failure to insist upon strict compliance with any provision hereof will not be deemed a waiver of such provision of any other provision hereof. This Agreement may not be modified except by a written agreement executed by the parties hereto.

(c)	Severability; Context. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any one or more of the provisions hereof will not affect the validity or enforceability of the other provisions hereof. Whenever required by the context, the singular number will include the plural and the masculine or neuter gender will include all genders.

(d)	Survival and Priority. Provisions herein which by their terms so provide will survive any termination of this Agreement or of termination of Player’s employment by the Company. Each of the parties hereto acknowledges and agrees that this Agreement supersedes any agreements entered into before the date hereof to which the Company and Player are parties or relating to the subject matter contained herein, other than equity compensation plans and arrangements, the indemnification agreements or similar provisions running in his favor (except to the extent that the terms herein are more favorable to him) and the Employee Proprietary Information and Inventions Agreement dated as of June 7, 2007 between Player and the Company.

(e)	Equitable Relief; Arbitration.
(i)	In the event of a breach or threatened breach by Player of the provisions of this Agreement, the Company will, in addition to any other rights and remedies available to it, at law or otherwise, be entitled to an injunction to be issued by any court of competent jurisdiction enjoining and restraining Player from committing any present violation or future violation of this Agreement.

(ii)	The parties agree that any controversy, claim or dispute arising out of or relation to this Agreement, or the breach thereof, except as discussed herein or arising out of or relating to the employment of the Player, or the termination thereof, including any statutory or common law claims under federal, state or local law, including all laws prohibiting discrimination in the workplace, shall be resolved by arbitration in Melbourne, Florida, in accordance with the employment dispute resolution rules of the American Arbitration Association. The parties agree that any award rendered by the arbitrator shall be final and binding, and that judgment upon the award may be entered in any court having jurisdiction thereof. The parties further acknowledge and agree that, due to the nature of the confidential information, trade secrets, and intellectual property belonging to the Company to which Player has or will be given access, and the likelihood of significant harm that the Company would suffer in the event that such information was disclosed to third parties, nothing in this Section 7(e) shall preclude the Company from going to court to seek injunctive relief to prevent Player from violating the obligations established in Section 2(c) of this Agreement. Each party shall bear its own costs in any such arbitration, but the Company shall bear the direct and indirect expenses of the arbitrator.
(f)	No Assignment; Binding Nature. Player may not assign his rights or obligations hereunder and any attempted assignment will be null and void. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company and upon the heirs, administrators and executors of Player. Player shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Player’s death by giving the Company written notice thereof. In the event of Player’s death or a judicial determination of his incompetence, reference in this Agreement to Player shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

(g)	Compliance with Section 409A. If and to the extent any portion of any payment, compensation or other benefit provided to Player in connection with his employment termination is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and Player is a specified employee as defined in Section 409A(2)(B)(i), as determined by the Company in accordance with its procedures, by which determination the Player hereby agrees that he is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six (6) months plus one (1) day after the Date of Termination (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to Player during the period between the Date of Termination and the New Payment Date shall be paid to Player in a lump sum on such New Payment Date. For purposes of this Agreement, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A.

(h)	Attorneys’ Fees. The Company will pay Player’s attorneys’ fees and expenses in connection with the consideration, drafting and negotiation of this Agreement. In addition, the Company agrees that, if a dispute arises that concerns this Agreement, any related separation agreement, or other compensation for Player and Player is the prevailing party in the dispute, he shall be entitled to recover all of his attorney’s fees and expenses incurred in connection with the dispute. For this purpose, Player will be the “prevailing party” if he is successful on any significant substantive issue in the action and achieves either a judgment in his favor or some other affirmative recovery.

(i)	Notices. Unless otherwise herein provided, notice required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed given under this Agreement on the earliest of: (i) the date of personal delivery; (ii) the date of delivery by facsimile; or (iii) the next business day after deposit with a nationally-recognized courier or overnight service, including FedEx or Express Mail, for United States deliveries or three (3) business days after such deposit for deliveries outside of the United States. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address as provided herein or as set forth on the signature page of this Agreement, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto. All notices for delivery outside the United States will be sent by facsimile, or by nationally recognized courier or overnight service, including Express Mail. Notices to the Company by Player will be provided to the Chairman of the Compensation Committee, at his or her address, with a copy to the Company’s general counsel at the address of the Company.

(j)	Counterparts. This Agreement may be executed in counterparts, each of which will be an original and both of which together will constitute one instrument.

IN WITNESS WHEREOF, the parties have executed this Executive Employment Agreement as of the date first written above.

THE COMPANY
AuthenTec, Inc.
PLAYER:

By:	/s/ Lawrence J. Ciaccia, Jr.
	Name:	Lawrence J. Ciaccia, Jr.
	Title:	President

/s/ F. Scott Moody

F. Scott Moody

Address:

Annex A
PARACHUTE TAX INDEMNITY
(A)	If it shall be determined that any amount paid, distributed or treated as paid or distributed by the Company to or for Player’s benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Player with respect to such excise tax (such excise tax, together with any such interest and penalties, being hereinafter collectively referred to as the “Excise Tax”), then Player shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Player of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Player retains an amount of the Gross- Up Payment equal to the Excise Tax imposed upon all the Payments.

(B)	All determinations required to be made under this Annex A, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm as may be designated by Player (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and Player within fifteen (15) business days of the receipt of notice from Player that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the change in control, Player shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne by the Company. Any Gross-Up Payment, as determined pursuant to this Annex A, shall be paid by the Company to Player within five days of the receipt of the Accounting Firm’s determination and shall, in any event be made prior to the end of the Player’s taxable year next following the taxable year in which the taxes are remitted to the taxing authority. Any determination by the Accounting Firm shall be binding upon the Company and Player. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to this Annex A and Player thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for Player’s benefit.

(C)	Player shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later then ten business days after Player is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Player shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Player in writing prior to the expiration of such period that it desires to contest such claim, Player shall:
(i)	give the Company any information reasonably requested by the Company relating to such claim,

(ii)	take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii)	cooperate with the Company in good faith in order to effectively contest such claim, and

(iv)	permit the Company to participate in any proceeding relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Player harmless, on an after-tax basis, from any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expense. Without limitation on the foregoing provisions of this Annex A, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Player to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Player agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Player to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Player, on an interest-free basis, and shall indemnify and hold Player harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for Player’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Player shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.
(D)	If, after Player’s receipt of an amount advanced by the Company pursuant to this Annex A, Player becomes entitled to receive any refund with respect to such claim, Player shall (subject to the Company’s complying with the requirements of this Annex A) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after Player’s receipt of an amount advanced by the Company pursuant to this Annex A, a determination is made that Player shall not be entitled to any refund with respect to such claim and the Company does not notify Player in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

Annex A
RELEASE
In consideration of the severance and related benefits being provided to Player and contingent upon their payment or other satisfaction in full, Player releases the Company of and from any and all claims, causes of action, demands, obligations, agreements, promises, liability, damages, costs and/or fees arising out of or relating to Player’s employment, including Player’s termination of employment. By this paragraph, Player waives any claims that may exist against the Company and its directors, officers, employees and agents relating to such employment. This includes all rights and obligations under any federal, state or local laws pertaining to employment, including, but not limited to, all employment discrimination laws, such as the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974 (“ERISA”), the National Labor Relations Act, retaliatory discharge, breach of employment contract, conspiracy, fraud, negligence (including negligent hiring and retention), prima facie tort, defamation, negligent or intentional infliction of emotional distress, implied contracts or implied covenants of good faith and fair dealing, and any and all other federal, state and local statutes, authorities or laws (including common law) providing a cause of action that can be the subject of a release under applicable law. THIS IS A GENERAL RELEASE. Nothing in this release shall be construed to waive any claims that cannot be waived as a matter of law or to waive any right to file, cooperate or participate in any proceeding before the Equal Employment Opportunity Commission or a state fair employment practices agency or other administrative body or to waive any claims in his capacity as a stockholder in the Company. This general release does not waive any rights or claims that may arise after the date the waiver is executed. Furthermore, nothing in this paragraph will affect the ability of either party to enforce rights or entitlements specifically provided for under Section 2(b)(ii)(C) of the Executive Employment Agreement dated June 7, 2007, between the Company and the Player.
The Company agrees that Player is not releasing any claims he may have for indemnification under state or other law or the charter, articles, or by-laws of the Company and its affiliated companies, or under any insurance policy providing directors’ and officers’ coverage for any lawsuit or claim relating to the period when the Player was a director or officer of the Company or any affiliated company.